November 4, 2008

Amending Agreement
to
Amendments to Agreement and Plan of Merger
and
all related documents between
Colorep, Inc., Carthew Bay Technologies Inc., and CBT Acquisition Co.,Inc.
dated October 27, 2008

This letter outlines the terms and conditions upon which Colorep, Inc., ("Colorep"), Carthew Bay Technologies Inc. ("CBT") and CBT Acquisition Co., Inc. ("CBTAC") are prepared to amend the above stated October 27, 2008 document ("Agreement"):

Under the heading "Subordination", (i) shall be replaced by "an increase in the interest rate from 1% per month to 1.5% per month, commencing on November 1, 2008".

All other terms and conditions of the Agreement shall remain in effect.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date herein above set forth.

CARTHEW BAY TECHNOLOGIES INC.

By: [signature]
Name: Michael Liik
Title: CEO

CBT ACQUISITION CO., INC.

By: Larry Levy
Name: Larry Levy
Title: CEO

COLOREP, INC.

By: Larry Levy
Name: Larry Levy
Title: CEO